Exhibit 99.1

Brookfield Infrastructure Partners Reports Settlement in Principle in FERC Proceeding

HAMILTON, BERMUDA--(Marketwire - April 23, 2010) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) (TSX: BIP.UN) today reported that Natural Gas Pipeline of America ("NGPL") has advised that a settlement in principle has been reached in respect of the proceeding previously initiated against it by the Federal Energy Regulatory Commission ("FERC"). The settlement in principle is supported or not opposed by all active participants in the proceeding.

The settlement terms remain confidential, subject to documentation and, following agreement of documentation, subject to approval of the Administrative Law Judge and the FERC commissioners before the settlement becomes final and binding. The terms of the settlement, if so approved, would resolve all issues set for hearing by the Commission.

FERC has filed with the Administrative Law Judge a motion for a suspension of the procedural schedule, to allow the parties to focus on documenting the settlement and obtaining approval of the settlement once it is documented.

Brookfield Infrastructure holds a 40% interest in Prime Infrastructure, which in turn owns an effective 26.4% economic interest in NGPL, the largest provider of gas transmission and storage services in Chicago and North Indiana.

Brookfield Infrastructure Partners L.P. (NYSE: BIP) (TSX: BIP.UN) operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities and energy, transportation, and timber assets in North and South America, Australasia, and Europe. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure Partners' website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word "will", "would", "expected" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the outcome of the settlement in principle described herein. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the decision by each of the Administrative Law Judge and FERC whether or not to approve the terms of the settlement, general economic conditions, the fact that success of the Partnership is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com

Media:
Katherine Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com